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                             September 23, 2021

       Jennifer Thomas
       Chief Executive Officer
       Triangle 9 Real Estate, Inc.
       3753 Howard Hughes Parkway, Suite 200
       Las Vegas, NV 89169

                                                        Re: Triangle 9 Real
Estate, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 17,
2021
                                                            File No. 024-11646

       Dear Ms. Thomas:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Brian Lebrecht